Crypto Asset Rating Inc. ("CAR INC")

A Rating Platform for Crypto Assets



WHITE PAPER

Last updated: August 12, 2020

Abstract

There is a huge need for a comprehensive rating framework which will help investors navigate their way through the clutter of ICOs and crypto assets. We, Crypto Asset Rating Inc. ("CAR INC"), have designed a comprehensive rating algorithm for the crypto assets to help people understand the long-term viability of a crypto asset and the company issuing it. The algorithm, combined with our strong research and governance team of Junior analysts, lead analysts and Review committee, give rise to an objective and transparent ratings framework.

Introduction

Crypto assets are an evolving asset class and ICOs, STOs as an investment tool are in the infancy of its life cycle. The decision of where to obtain funding plays a crucial role for the early stages of a project development. An Initial Coin Offering ("ICO") or Security Token Offering (STO) is a way for start-up companies to raise capital by selling tokens. ICOs/STOs are quickly revolutionizing the fund-raising model and becoming a preferred model of fund raising among issuers versus traditional methods like VC funding due to the rapid turnaround time and lower cost due to the lack of a middleman along with the direct reach to investors. However due to the same reasons, ICOs are high risk propositions as there are no trusted middlemen and time to take a call on a particular ICO is fairly limited.

In spite of this stage and nature of this class, there is already an enormous interest among investors towards crypto assets due to the potential disruptive nature of the underlying technology and the related value unlocking in the near future.



Most of these investors are multi-asset institutional investors who don't have the particular expertise, or they are non-sophisticated retail investors, who don't have the resources to do thorough research on crypto assets. Unlike traditional investors in the public market, who have access to countless resources for measuring their risk, ICO investors have very limited information they can rely on about the project or company in which they are investing. Deciding which ICOs are worth investing in becomes very difficult for the investor. All of these factors necessitate a comprehensive rating framework to analyze the variety of crypto assets, which is developed by experts. Selecting more attractive investment options among the various ICOs is a challenge, and due to the unregulated nature of the industry, fraudulent ICOs have been a

prevalent practice in such industry. Investors continuously seek to identify and avoid such practices.

In this scenario, a structured rating system developed by a team of subject matter experts helps the investors navigate their way through the clutter of ICOs and identify suitable investment opportunities. CAR INC has designed an objective analysis of the underlying business (along with various other factors) and allowed the filtering of fraudulent ICOs with a frivolous or non-existent underlying business while helping investors separate the wheat from the chaff.

According to various estimates, there has been an average of 5 to 6 ICO issuances every day in 2018-2019. This sheer volume of ICOs makes it impossible for a diversified investor to analyze each of those ICOs properly. With a dedicated team and an analysis engine powered by a robust algorithm, CAR INC can analyze all the ICOs with a consistent framework defined by similar parameters.

Crypto Asset Rating Ecosystem

The CAR ecosystem primarily consists of four verticals as follows:

i. **Crypto Asset Rating Platform** or “**CARP**”
ii. **Crypto Business World** or “**CBW**”
iii. **Crypto Training Platform** or **"CTP"**
iv. **Tokenization Asset Platform** or **"TAP"**


Private & Confidential
PRODUCT & SERVICE PIPELINE
- Fund raising in cryptos for clients
- Asset Backed Tokens
- News & Articles
- Videos & Podcasts
- Press Releases
- Interviews
- Paid Subscription Model
- Crypto Database
- Content Marketplace
TAP
CBW
Pipeline
CAR
CTP
- Core Crypto Asset Rating
- Crypto Sovereign Rating
- ETF Rating
- Crypto Exchange Rating
- Crypto Index
- Multimedia Smart Report
- MOOC for Crypto
- Pay-per-course Structure
- Mock Trading Platform for learning
- Partnership for Corporate Learning
CAR: Crypto Asset Rating Platform
CBW: Crypto Business World
CTP: Crypto Training Platform
TAP: Tokenization Asset Pla
Crypto Asset Rating Inc.
30

i. **<u>Crypto Asset Rating Platform</u> <u>(CARP):</u>** CAR INC has designed a comprehensive rating algorithm for the crypto assets to help people understand the long-term viability of a crypto asset and the company/ platform issuing it. CAR INC analytical rating framework is divided into several categories to ensure salient qualitative and quantitative issues are considered. The rating of any crypto asset will be handled by CAR INC internal analysts as well as a selected pool of qualified external (or community) analysts.

ii. **<u>Crypto Business World</u> <u>(CBW):</u>** CBW is a content platform focused on the crypto market. CBW will be supported by in-house and crowd-sourced content creators. CAR INC believes that there can be no better content creator than the analysts themselves as they are interacting with the market on a regular basis. Due to this, CAR INC will encourage the external analysts to produce quality content for CBW and get appropriately rewarded. These are discussed in details in the following sections.



Crypto Asset Rating Platform (CARP)
Crypto Business World (CBW)
Rating Engine (RE)
Internal Content Creator
Crowdsourced Content Creator
Internal Rating Analysts
External Rating Analysts
Analyst Pool

iii. **Crypto Training Platform (CTP)**: CTP is a training platform focused on the crypto assets and crypto market. This platform will serve as a learning platform for immersion into the world of crypto assets and crypto markets. The platform will inculcate a mock trading platform and the target audience of the platform will be both individual as well as corporate clients, which will access the platform through a pay-per-course model.

iv. **Tokenization Asset Platform (TAP):** TAP is a Software as a Service (SaaS) tokenization platform that offers the process of creating, issuing, managing and converting an asset to digital securities programmatically on Blockchain in a more restrictive and compliant way by embedding the logic in Smart Contracts. TAP also allows an issuer to create securities under various jurisdictions in a compliant way with a lock period, define vesting schedules, configure transfer and selling restrictions for inside and outside the exchange in accordance with regulatory rules, investor whitelisting, perform KYC and AML checks, digital securities recovery process, provide dividend distribution of tokens and conduct a voting event for shareholders.

Crypto Asset Rating Products

Crypto Asset Rating Platform (CARP)

Crypto Asset Rating Platform is a CAR INC opinion of the general business attractiveness of a crypto-asset issuer and/or a particular crypto-asset issuance based on relevant risk factors. Ratings are not recommendations to buy or sell or hold a particular crypto-asset or token, nor are they a guarantee that default will not occur. Retail investors may use the ratings to help understand the business risk of a crypto-asset issuance or the issuer. Institutional investors may use the ratings for the same purpose as well as for picking winners and losers while deciding crypto portfolio allocation.

How does Crypto Asset Rating algorithm work?

CAR INC is designing a comprehensive rating algorithm for the crypto assets to help people understand the long-term viability of a crypto asset and the company or platform issuing it. CAR INC's analytical rating framework is divided into several categories to ensure salient qualitative and quantitative issues are considered. For example, the qualitative categories are oriented towards analysis of business fundamentals, such as the firm's competitiveness within its industry, the experience and complementary expertise of the team, technological disruption, regulatory exposure, etc.

To analyze and rate a crypto asset or the issuer, we have identified an exhaustive and mutually exclusive set of parameters, bucketed into a few broad categories, such as:

1. Business Risk,
2. Technology Risk,
3. Legal Risk,
4. Financial Risk.

Each of the parameters and the broad buckets are assigned weights depending on their importance in influencing the overall rating outcome. These weights take into account historical correlation between performance of a crypto-asset and the respective parameter and category risk. The weights of these rating parameters might vary depending on the specific nature of the crypto asset or issuer and the domain they are operating in.

For each of the parameters, our rating methodology document provides specific guideline on how to score them on a scale of 0 to 3. After scoring a parameter based on available information and mapping it to the aforementioned guidelines, an analyst has the option of fine tuning the score by a few percentage points according to his own subjective understanding. The rating engine calculates the weighted average scores for each of the broader risk buckets and the overall weighted average score for the particular crypto asset is calculated based on the respective weights of the broad buckets.

A final weighted score is mapped to the rating grid automatically according to a predefined rule. An analyst has the option of manually overriding the final rating by one notch up or down only with necessary justifications.



Product Development Stage
Business Model
Team Structure & Management
Competitive Analysis
Macro Economic Factors
+ 3 other categories
Business Risk Profile
Technology Competitiveness
Use of Blockchain
+ 2 other categories
Technology Risk Profile
Nature of Tokens offered
Token Sale Procedure
AML and KYC
Regulatory Supervision
+ 2 other categories
Legal Risk Profile
Profitability Analysis
Cash-flow Analysis
Financial comparison with the peer group
+ 3 other categories
Financial Risk Profile
Each of these parameters are further divided into 3-5 sub parameters, having individual rating weights
CAR's Internal Analysts
Weight: 60%-70%
Selected pool of Community Analysts
Weight: 30%-40%
Analysts with respective domain expertise evaluate by providing scores for each parameter which are stored on smart-contract
Rating Committee Review
Approved Rating is published on CAR Platform
Crypto Asset Rating

COMPREHENSIVE RATING FRAMEWORK
Four Risk Categories for Evaluation
Business Risk
Financial Risk
Legal Risk
Technology Risk
Multi-layered Evaluation
Junior Analysts
Senior Analysts
Lead Analysts
Review Committee
External Analysts
Crowd-Score
Well-defined Rating Grid
Rating Scale
Investment Grade
AAA
AA
A
BBB
Speculative Grade
BB
B
Vulnerable Grade
CCC
CC
C
D (Default)
For details about External Analyst, please visit Link
For details about Rating Grid, please visit Link
Crypto Asset Rating Inc
info@CryptoAssetRating.Com
4





Each of the rating categories are classified under one of the four risk categories (refer above diagram). Our rating report provides detailed commentary on each of these risk buckets.

Rating parameters under each of the risk buckets are handled by the respective type of analyst.



Business Risk

A Business Risk Analyst (BA) is responsible to assess a crypto asset issuer's business risk. Generally, a BA is an SME from the same industry where a particular crypto asset issuer is operating. A BA primarily provides scores and commentary for the business risk parameters, along with other rating parameters.



Legal Risk

A Legal Risk Analyst (LA) is responsible to assess a crypto asset and its issuer's legal risk. Generally, a LA is a lawyer or is an expert in crypto related regulations and thorough with the regulatory dynamics in the crypto market. A LA primarily provides scores and commentary for the legal risk parameters, along with other rating parameters.



Financial Risk

A Financial Risk Analyst (FA) is responsible to assess a crypto asset and its issuer's financial risk. In general, a FA is from BFSI industry having extensive knowledge of financial due diligence and modelling. A FA primarily provides scores and commentary for the financial risk parameters, along with other rating parameters.



Technology Risk

A Technology Risk Analyst (TA) is responsible to assess the technology risk of the product being offered by the crypto asset issuing company. A typical TA is a blockchain developer having understanding of blockchain solution implementation. A TA provides scores and commentary for the technology risk parameters, along with other rating parameters.

The above framework provides for a structured way of analyzing crypto assets. The rating algorithm is set-up in a way that it can be tailored to specific crypto assets and can be iteratively made better with back testing on hindsight data.

What Sources of Information Do Analysts Use?

CAR INC aims to provide an advanced rating only when there is adequate information available to form credible sources and only after applicable quantitative, qualitative, technical and legal analyses are performed.

CAR INC receives documents from the crypto asset issuers which are not available in public domain such as:

- Product development roadmap and progress made;
- Financial statements;

- Company registration documents;
- Cap table etc.

Additionally, CAR INC also uses the followings as the basis for the rating process:

- White Paper;
- Other publicly available data such as information listed on the company website, financial reports of the issuer (if available), etc.;
- Books or articles from academic sources, financial journals, news reports;
- Discussions with expert sources in the industry, academia, etc.

Related Videos

Know more about Crypto Asset Rating Inc.

https://www.youtube.com/watch?v=1b7tp0OJWUw

Introduction to Crypto Asset Rating Inc. and our Products.

https://www.youtube.com/watch?v=XrZH_MnzJJM

Crypto Asset Rating - The USA based Independent Structured Rating Agency. AND and ANSA Tokens

https://www.youtube.com/watch?v=qgMJYaZr_QQ

What is an External Analyst?

https://www.youtube.com/watch?v=HH3YS0sqQfU

Who can be an External Analyst?

https://www.youtube.com/watch?v=1b7tp0OJWUw

What are the benefits of getting my ICO rated from USA Based Structured Independent Rating Agency?

https://www.youtube.com/watch?v=4TU3ffmN9Ms

What information and documents does CAR need to Rate Crypto Assets?

https://www.youtube.com/watch?v=vmzFhNQSWyo

Crypto Business World

Crypto Business World or "CBW" is a content platform focused on the crypto market. The objective is to provide high-quality content to the readers and allow multiple writers to post their articles on CBW platform. Readers will receive daily alerts based on their area of interest or topics followed. They can create their Crypto-Asset portfolio and receive relevant alerts for news and articles on their Crypto-Asset holding and interest. Readers can follow top writers on the platform and receive alerts whenever they publish any article on CBW.



News and Articles
Video and Podcast
CBW
Analysis Reports
Press Releases
Interviews

Video &
Podcasts
Analysis of
Tokens
News &
Articles
Press
Releases
Interviews

Related Videos

What is Crypto Business World (CBW)?

Visit https://www.youtube.com/watch?v=vhM-1nToTqI&t=17s

Type of Content Writers

CBW will primarily have two types of content writers:

- **Internal**: primarily designated content writers, FAs, Legal Analysts, internal token expert, technology personnel, etc.;
- **External**:
  - Writers will submit articles and if approved for publishing, they will be paid with AND tokens;
  - Guest writers – CAR INC will reach out to industry thought leaders for guest articles (mostly invitation-basis and unpaid).

Consensus Algorithm

Consensus is a mechanism by which a community or a group of stakeholders comes to an acceptable and unambiguous agreement on a piece of information. The algorithms used in the world of blockchain provide a different way to reach consensus. In the case of CAR INC's Rating Engine, the primary consideration for a consensus algorithm is to reach an unambiguous final score of as given rating parameter based on the different scores given by the relevant external analysts. The CAR INC consensus algorithm is only used to reach a final score for a rating parameter based on the scores given by the external analysts. The consensus is not relevant for

the parameter scores given by CAR INC's internal analysts. This consensus score from the external analysts along with the scores from CAR INC's internal analysts are considered (by a weighted average algorithm, which may vary from parameter to parameter) to arrive at the final score for a particular rating parameter.

A. *External Analysts and Consensus on Crypto Asset Rating platform*

We expose a subset of the rating parameters to the registered and approved External Analysts (EA). CAR INC makes effort to ensure that the relevant external analysts are selected to provide scores for rating a particular crypto asset (to the extent possible). This is ensured by a mapping algorithm, which maps the profiles/ competencies of the external analysts with the domain of a particular crypto asset. For example, an analyst having experience in financial service domain will be mapped to provide scores for a crypto asset issuer providing solution in the fintech space.

B. *Quality Score*

EAs are assigned a quality score to measure the quality of score and rationales provided by them for a particular crypto asset. This is calculated based on certain parameters (e.g. time taken to provide scores and ration for a particular crypto asset, pattern responses, length and quality of the scoring, rations given, etc.).

For a particular analyst, if the quality score doesn't meet the minimum threshold value, the rating scores given by that analyst are not considered for consensus and final rating calculation. Consequently, the analyst will not receive any payment for providing scores to rate that particular crypto asset. This will also penalize the analyst's profile ranking (discussed later) so that she provides the scores with all seriousness.

C. Profile Rank

EAs are assigned a profile rank, which indicates their contribution towards Crypto Asset Rating Platform (CARP) and Crypto Business World (CBW) platforms. This is a dynamic rank and is influenced by the analyst's quality score for different crypto asset ratings, contribution on CBW platforms in terms of content writing, providing review comments on CARP and CBW platforms, etc. This profile rank is used to break tie for the consensus algorithm, in favor of the analyst having a superior profile rank.

D. *How a consensus is reached?*

For every rating parameter, the rating engine calculates an average distance from the "Consensus Score". If the average distance is within a pre-specified limit for a particular rating parameter, decided and updated from time-to-time by CAR INC Rating Committee, the rating engine considers that a consensus has been reached for that parameter and the "consensus score" is forwarded to the next layer of the rating engine for the final rating calculation; otherwise, if the average distance is higher than the pre-specified limit, the rating engine discards the consensus score, assuming that a consensus was not reached for that particular parameter.

E. *Payment structure of External Analysts*

CAR has a fixed budget for the payment of external analysts who are providing scores for a particular crypto asset. The budget is divided into three buckets as follows:

Fixed Reward	Variable Reward (Quality)	Variable Reward (Consensus)
30%	30%	40%

Fixed Reward: Fixed component of the budget is distributed equally among all the analysts who have provided scores for a crypto asset. Whenever an analyst submits her scoring, she is entitled to receive this fixed component - unless her scores don't meet the minimum quality benchmark (*i.e. quality score falling below the acceptable threshold*).

Variable Reward (Quality): Based on the quality score, this variable component is distributed among the top 25% of the external analysts who have provided scores for a particular crypto asset. Also, the distribution is skewed towards the top performers as shown in the following table.

Variable Reward (Consensus): For each external analyst, CAR rating engine calculates an "Aggregated Distance" of the scores given from the Consensus Score of different rating parameters. Analysts are ranked based on this aggregated distance – lower the distance, better the rank. In case of any tie, the profile rank is used to break the tie in favor of the analyst having superior profile ranking. This variable reward component is distributed among the top 25% of the external analysts having the lowest aggregated distance from the Consensus Score. This distribution is also skewed towards the top performers as shown in the following table.

F. *Other responsibilities and benefits to EAs*

Apart from the primary responsibility of providing scores and comments for rating parameters, EAs can also help building the CAR INC ecosystem as follows:

i. **Write articles**: Being a crypto asset analyst, CAR INC would encourage EAs to write insightful articles on CBW platform.

ii. **Provide comment**: EAs can provide comments on both CARP and CBW platforms.

iii. **Hit Like button**: EAs can also engage with the community on the platform by "liking" someone else's comment.

Tokenization Asset Platform

[Tokenization Asset Platform](#) (TAP) is a tokenization platform currently being developed by CAR INC as software as a service that provides an end-to-end solution for those who wish to tokenize an asset or assets. It provides tools for both early-stage companies as well as holders of illiquid assets.

Visit https://www.youtube.com/watch?v=vu0o8RuCc4c&t=7s to know more about TAP.

Features

TAP provides a platform integrated with Blockchain technology for anyone to launch security tokens. Few of the noted features are

- Launch tokens of type Equity, Bond, Real Estate, Fund
- Investor Onboarding
- Investor's KYC/AML and accreditation/qualification status
- Transfer Restrictions – Peer to Peer Compliant Transfers, Inside and Outside the Exchange
- Securities Recovery
- Voting
- Dividend
- Vesting
- Documents distribution and e-signatures
- CAP Table Management

ISSUER FEATURES



Type of Securities
Securities, Bond, Real Estate

Securities Recovery
Lost, Stolen securities can be recovered

Rule 144 Configuration
Configure Rule 144 for Reg D and Reg S

Transfer Restrictions
Peer to Peer, Exchange Transfer restrictions available

Regulations
Issuer can issue securities under Reg D, Reg S, Reg CF

Vesting
Various vesting schedules can be created for employee, associates

Approval Workflow
Legend Removal, Token Deployment Approval

Phase
Issuer can create multiple phase to launch digital securities sale

ISSUER FEATURES



Investment Acceptance
Wire transfer details, Cryptocurrency

Dividends
Issuer can offer dividends

House Keeping
Various Admin roles are available

Whitelisting of Wallets
Once compliance completed issuer can whilelist the wallet

Voting
Securities holders are allowed to vote depending on the rights

Team Management
Employees, Contractors, Affiliates management

Electronic Signature
Subscription Agreements, PPM can be signed electronically

Issuer Information
All public facing information can be entered from the admin portal

INVESTOR FEATURES



Investment Opportunities
01
Investor is allowed to invest various securities on the platform depending on the jurisdiction

KYC
02
Platform works with third part company for KYC, AML and Transaction monitoring

Transfer of Securities
02
Peer to Peer transfer is allowed on the platform for the KYC whitelisted wallets after the lock period

Recover lost of Digital Securities
03
In case if issuer securities gets stolen, or lost then then investor can request for the issue of new securities after burring the old

Dashboard
04
Dashboard offers various reports and stat

Services

Tokenization Asset Platform (TAP) allows Issuers to create, issue, and distribute compliant security tokens under various jurisdictions and deploy a smart contract to the Ethereum Blockchain. TAP also allows the Investors to invest in the compliant security tokens after the successful completion of KYC and AML/CTF verification. Implement an integrated solution for the Broker-Dealers starting from onboarding of Issuer, token creation, and distribution and inviting clients who are investors to invest in global digital securities. Broker-Dealer can have his own website to offer various services under white-label. TAP itself is not a Transfer Agent, but offers Software as a Service allowing Issuers to onboard Transfer Agents after their registration to TAP and let them facilitate the transfers of security tokens, securities recovery process, manage voting events and distribution of dividends.

Crypto Index

Crypto Index is a rules-based index designed to objectively measure the overall growth, daily and long-term movement of the blockchain- based equity securities. It serves as a benchmarking tool for investors and asset managers that are interested in crypto tokens as asset class. Crypto Index will include crypto-assets from across the world and it will provide the best coverage of the entire asset class. We also intend to introduce sector-specific indexes as the depth of the crypto asset class grows over time.

Crypto Sovereign Rating

The markets are becoming increasingly integrated across the world with fewer controls on capital flows. The credit rating of a country plays a crucial role when it is issuing debt on the international bond markets. With better credit rating, a country can raise debt at favorable (lower) interest rates from foreign investors. There are three credit rating agencies across the world that dominate the sovereign rating market. There are increasing concerns around the credibility of the leading rating agencies post the sub-prime crisis in 2008, which exposed the lack of transparency and conflict of interest that exist within the trust-based systems that exist today. However, blockchain can address these challenges, and we propose to unveil the power of distributed ledger technology (DLT) to bring transparency to sovereign rating processes by moving the power of data from credit rating agencies to the people. Our aim is to have a decentralized credit rating for sovereign rating.

The sovereign rating will inculcate a combination of quantitative and qualitative framework to understand economic, financial, and environmental profile of a country from creditworthiness standpoint. The pillars of sovereign rating framework are illustrated below:


Country risk rating
Economic and Financial
Sustainability
Economic Performance
Economic prosperity
Monetary policy
Economic activity
Fiscal Resilience
Debt burden
Fiscal policy
Budget balance
Financial System
Credit adequacy
Credit gap
Credit quality
External Performance
Trade deficit/surplus account
Foreign direct investments
Exchange rate
Environmental Performance
Energy – policy, risks, interdependence
Climate – physical and transition risks
Resources – natural resources, air, and water
Social Performance
Health system
Social system
Inequality
Employment
Governance
Control of corruption
Government effectiveness
Rule of law
Regulatory quality
Voice and accountability
Political stability and absence of violence

Crypto Exchange Rating

Our Crypto Exchange Rating product will be launched to introduce a benchmarking service to evaluate crypto token exchanges. This product will use a proprietary methodology that combines a comprehensive set of both quantitative and qualitative metrics to rate and rank crypto asset exchanges across the world. However, a reliable and complete process to rate the credibility of crypto asset exchanges is in a nascent stage owing to the novelty of the asset class itself. There are instances of fraudulent behavior in crypto exchanges, such as, wash trading. Such fraudulent behavior and false transactions can be easily extended to crypto asset exchanges too. Through our Crypto Exchange Rating product, we want to be first in filling the transparency void in crypto asset exchanges through reliable datasets and improve decision-making for market participants.

ETF Rating

ETF Rating is offered for retail investors and investment advisors to evaluate risk-adjusted return for mutual fund investments. This product offers a quantitative assessment of past-performance – both return and risk – of mutual funds. Ratings will be based on risk-adjusted returns for a period of 3, 5, and 10 time periods. The risks in the context of mutual funds will include *market risk, inflation risk, interest rate risk, currency risk, and credit risk*.

ETFs are rated against a peer group of the open-end funds in the same category. The rating will be provided on a scale of 1 to 5, with 5 assigned to the mutual funds with best risk-adjusted returns history.

Score (1-5)	Indicative returns
1	<7.5%
2	7.51%-10.50%
3	10.51%-14.00%
4	14.01%-16.50%
5	16.51%+

Note: Please note that the indicative returns are based on normal returns distribution of mutual funds, with most of the returns concentrated in the score of 3. The ranges may be subject to minor adjustments as our dataset of mutual fund investments grows.

Decentralized Rating

Although we are initiating our business model with a centralized credit rating model, our vision is to expand incrementally towards decentralization of ratings over a period of time through leverage of our proprietary technology platform where trust is based on consensus algorithms instead of fallible human judgment of single institution.

Product Roadmap


Crypto Asset Rating Product Roadmap
2020
Core Rating Asset Product
Crypto Business World
Crypto Capital Access Platform
Crypto Training Platform
2021
Crypto Exchange Rating
Crypto Sovereign Rating
Crypto Index
2022
ETF Rating
2023
Development of Decentralized Rating Platform
2024
Decentralized Rating Platform

Rating Process & Governance Structure

CAR assembles a team of four **Junior Analysts** (**JA**) with appropriate expertise and relevant industry experience to initiate the rating process. One JA is selected for each risk category. Each JA's rating screen displays the rating parameters relevant for her risk category i.e. a financial analyst can see/provide scores only on the financial risk parameters. Each analyst also prepares a list of questions, if he/she feels that more information is required to form an opinion on a few rating parameters. The system automatically collates these queries and sends across to the crypto-asset issuer to elicit responses. This gives an opportunity to the crypto- asset issuer to share additional information (in addition to the whitepaper, website and other publicly available information) to facilitate the rating process. Once received, each JA incorporates these pieces of information in the rating process and submits their parameter scores along with supporting commentaries.

After submission of the scores by JAs, one **Senior Analyst** (**SA**) of each risk categories reviews the same. SAs get back to the respective JAs in case of any clarification. Once the review is complete, SAs submit the final scores to the **Rating Engine** (**RE**). SAs also prepare a write-up for their respective risk categories and submit to the Lead Analyst (LA) for review.

In parallel, multiple **External Analysts** (**EA**) are selected for each of the four risk categories, who submit their rating scores and commentaries. The **Consensus Algorithm** calculates the consensus scores for the rating parameters which are automatically submitted directly to the RE, without any change or modification by CAR's internal team.

The **Rating Engine** (**RE**) calculates the final parameter scores based on the scores submitted by SAs (70% weight) and consensus scores from EAs (30% weight). Based on parameter weights and category weights, the final score is calculated which is mapped to the rating grid to generate final rating (refer to the adjacent diagram "Rating Engine").

The **Lead Analyst (LA)** receives the rating generated by the RE, along with four write-ups for each risk category. LA reviews the scores, commentaries, write-ups and gets back to respective SAs in case of any clarification. Once the review is complete, LA prepares a rating report by consolidating the rating output from RE and the write-ups for each risk category.

The final rating report is forwarded to the **Rating Committee (RC)** for vetting. The crypto-asset issuer is subsequently notified with an indicative rating range and the major considerations supporting it. A rating can be appealed prior to its publication on CARP website, if meaningful new or additional

information is to be presented by the issuer. Obviously, there is no guarantee that any new information will alter the rating committee's decision.


Rating Engine
Score for each parameter submitted by SA
Consensus score for each parameter from EAs
70% Weight
30% Weight
Final score for each parameter
Normalized Parameter Weight
Score for each rating category
Category Weight
Final calculated score
Rating Grid
Final Rating

All published ratings are monitored on an ongoing basis, including review of key milestones. Surveillance also enables analysts to stay abreast of current developments, discuss potential problem areas, and be apprised of any changes in the issuer's plans. As a result of the surveillance process, it is sometimes necessary to update a rating or provide a notification to the investors. If warranted, a comprehensive analysis may also be undertaken. The rating committee evaluates the circumstances, arrives at a rating decision, notifies the issuer, and entertains an appeal, if one is made. After this process, the rating change or affirmation is published on Crypto Asset Rating Platform.



Crypto asset issuer requests rating and submits documents
Selection of Junior Analysts (JA), Senior Analysts (SA), Lead Analyst (LA)*
JA initiates rating process and prepares questionnaire for the issuer
Issuer responds with clarification/ additional information
JAs submit parameter scores and rationale on the platform to SAs
SAs reviews parameter scores and rationale – updates, if required
Review comment/ clarification sought
NO
SA reviews complete?
YES
Selection of External Analysts (EA) based on expertise
EAs submit their scores and rationale
Consensus scores are calculated and submitted to RE
Rating Engine (RE) calculates the rating #
Approved scores from SAs are submitted to RE
Quality ratings and consensus ratings are generated for EA reward calculation
If substantial new information is shared
LA prepares the final rating report
LA reviews calculated rating and write-up for risk categories
SAs prepares write-up for their respective risk categories
Rating is published on CARP website
Indicative rating range is sent to issuer for appeal
RC review
YES
LA reviews complete?
NO
Clarification sought
Any clarification required?

* *One JA and one SA is selected from each of the four categories of analysts: Business Analyst, Legal Analyst, Technology Analyst, and Financial Analyst*
# *Rating doesn't get generated before this point i.e. none of the JAs,SAs,or EAs get to know the rating before it is published on CARP website*
→ *External analyst process flow*

EA: External Analyst
JA: Junior Analyst
SA: Senior Analyst
LA: Lead Analyst
RE: Rating Engine
RC: Review Committee

category : Product

#	Parameter	Jr.Analyst Parametre Score	Jr.Analyst Fine Tune Score	Jr.Analyst final Score	Sr.Analyst Parametre Score	Sr.Analyst Fine Tune Score	Sr.Analyst final Score	Score	Fine Tuning Score	Revised Final Score	Comments
	Product readiness	1.0	1.00	2.00 comment	1.0	1.00	2.00 comment			-	
	Competitive advantage	3.0	-1.00	2.00	3.0	-1.00	2.00			-	
	Size of addressable community	1.0	-0.50	0.50	1.0	-0.50	0.50			-	
	Space in the market	2.0	0.00	2.00	2.0	0.00	2.00			-	
	Innovation and IP	1.0	0.50	1.50	1.0	0.50	1.50			-	

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Actual screen for a Lead Analyst on CAR Platform. Scores are representative

Market Potential and CAR Business Model
Crypto Asset Rating Platform

Crypto Asset Rating (CAR INC) will be paid a fee to provide ratings on tokens and other crypto assets and may eventually provide ratings on certain tools and technologies in the crypto ecosystem, such as trading platforms. CAR expects that it will receive its fees, in most instances, from the party being rated, from the issuer of the crypto asset, from another party involved in the transaction, or from a market participant who may stand to benefit from a satisfactory rating.

Token issuers

With the expense a token issuer is willing to bear to get the token rated, ranging from $100k - $1.0M (depending on the issuance size), the total revenue potential from is anywhere between $300M - $3.0B. We estimate there would be 4-5 leading players capturing majority of the market share in this segment, similar to credit rating industry. Thus, CAR INC as a leading player, strives to capture anywhere between $50M to $600M of the annual revenue pie.

Institutional investors

There are approximately 5000 large institutional investors in the US with asset size of more than $100mm. Going by recent trends and surveys, 70-80% of these funds have already invested or are at least interested in the crypto assets. Assuming these funds are willing to spend between $10k - $500k on a token rating subscription (depending on their asset size and level of interest) – this market is worth $50M - $2.5B. There would be another large pool of institutional investors with assets less than $100mm where the market can be as significant as the larger investor segment – as the smaller funds might have lesser resources and more dependent on external rating for their investments.

We estimate there would be 4-5 leading players capturing majority of market share in this segment, similar to credit rating industry. Thus, CAR INC as a leading player, might be able to capture anywhere between $20M to $1.0B of annual revenue pie.

Retail investors

Retail investors generally pool in ½ to 1/3rd of the amount of investments in the market as institutional investors. Hence, the target market size for CAR INC can be between $30M - $2B. This market would be more fragmented with various smaller players offering lower value-added offering. Even the leading players might not be expected to capture more than 5% market share. CAR INC, if marketed rightly, can capture anywhere between $2.0M - $100M of this revenue pie.

Crypto Business World

Today the entire world has turned digital. These days startups and innovation continues, so does the need for advertising also continues. Crypto Business World, a quality content platform will generate the revenue through advertising, articles, news, press releases and videos.

Following can be various sponsored content type that generates significant amount of revenue.



News and Articles
Video and Podcast
CBW
Analysis Reports
Press Releases
Interviews

Video & Podcasts
Analysis of Tokens
News & Articles
Press Releases
Interviews

Tokenization Asset Platform

CAR INC will be paid a subscription fee, setup fee and platform fees for use of its Tokenization Asset Platform (TAP), software as a service, to assist in the creation of tokens in a manner compliant with relevant laws and regulations and to otherwise guide users through key steps in the tokenization process.

The TAP Revenue Model is as follows

1. Setup fees – Issuer and Broker dealer pay fix set of fees to onboard
2. Platform fees – This fee is towards Software as a Service model where Issuer/Broker Dealer pays fixed amount of fees
3. Subscription fees – To avail various services such as vesting, cap table etc issuer and broker dealer pays monthly subscription fees
4. Consulting fees – TAP also offers consulting services based on hourly fees
5. Compliance fees – TAP charge fees per user for the compliance service

Our Proud Moments



Our Proud Moments

❏ *Who Invited us to understand our model*.

   ❏ S&P Global
   ❏ Fitch
   ❏ Moody's.
   ❏ Morningstar
   ❏ Kroll Bond Rating

❏ *We are Proud Members of*

   ❏ Structured Finance Association of America
   ❏ Enterprise Ethereum Alliance
   ❏ Chamber of Digital Commerce
   ❏ Global Digital Finance

❏ *Our Proud Advisors*

   ❏ Former PwC Partner
   ❏ Former Managing Director of S&P Global
   ❏ Former Capacity Head of ETRADE
   ❏ Venture Capital Expert in the Blockchain

Crypto Asset Rating Inc.

Private & Confidential

info@CryptoAssetRating.Com

Strategic Partnership

Our strategic partnership will include traditional rating agencies, asset management organizations, crypto exchanges, educational institutes, financial institutions, and research & analytics companies. Our strategic relations will enable our partners to a comprehensive access to all our key offerings in exchange for new business opportunities in these regions.

WHO CAN BE OUR STRATEGIC PARTNER



Traditional Rating Agencies

Asset Management Organizations

Crypto Exchanges

Educational Institutions

Financial Institutions

Research & Analytics Companies

STRATEGIC PARTNERSHIP BENEFITS



✓ Rating of your clients' Crypto Assets by CAR INC
✓ Sell CAR INC Rating Reports to your clients
✓ Access to CAR INC's Rating Report for your team
✓ Access to CAR INC's Rating API
✓ Tokenization services to your client

Our Products & Services

Access to Content

✓ Access to the content developed in-house by CBW team

✓ Exclusive access to crypto index developed by CAR INC

Crypto Index

Training

✓ Corporate training on crypto to your clients and team via CTP platform

✓ Joint product development opportunity by your team and CAR INC team

Product Development

Global Network

✓ Leverage CAR's global footprint


Private & Confidential
GEO EXPANSION PLAN
Global Head
(Business Development)
North America Head
EU Head
Asia Head
USA
Canada
Switzerland
Estonia
Denmark
UK
Singapore
Hong Kong
Japan
India
Rest
Asia
EU
North America
Crypto Asset Rating Inc.
info@CryptoAssetRating.Com
43

We will focus our expansion primarily in North America, European Union, and Asia before expanding to the rest of the world. A global head will lead regional heads in North America, European Union, and Asia. We plan to expand to the following countries in each region:

I. North America
   i. United States
   ii. Canada
II. European Union
III. Asia

Competition

While there are a few other platforms that claim to be offering some kind of rating for crypto assets, they are not providing a comprehensive rating framework like the one available through CAR INC. These rating companies have adopted a light-touch approach, without covering all the relevant risk parameters.

In comparison to these competitors, CAR INC is developing a comprehensive rating framework with 15 categories and approximately 150 parameters. The CAR INC model ensures that we are capturing risks that investors need to be aware of.

CAR INC's partially-distributed rating methodology includes opinion from both in-house and external experts. Our rating process is a multi-layer approach to ensure that each crypto asset passes through multiple eyes for validation of rating scores. CAR INC's smart contract-based rating process provides the appropriate governance structure and auditability of the rating assigned.

Corporate Advisers

Mike Binz – Former Managing Director of S&P Global, joined as a Corporate Adviser. Binz will bring to CAR INC an immense and highly valued global experience in structured finance, capital markets and a range of other related fields. As Corporate Adviser, Michael Binz will help CAR INC leverage the power and value of transparency and objective measures and opinion. Binz aims to bring confidence and trust to newer corners of the market, such as blockchain and crypto assets, and is thus a perfect match for CAR INC's global strategy of developing the first transparent, independent rating system for crypto-based assets.

"I am excited about this opportunity to work with Crypto Asset Rating Inc as it is becoming quite clear that the crypto market and blockchain technology will continue to expand, disrupt, and ultimately, have a profound impact on all of our lives. I believe CAR INC will play a key role in this as cryptocurrencies will ultimately become part of the mainstream financial system across the world," said Michael Binz.

Visit the link to find more - https://www.youtube.com/watch?v=k28UWWepdVY

Saro Jahni – Reputable Wall Street CIO featured in 2012's Wall Street & Technologies Goldbook, joins CAR INC as a Corporate Adviser. Saro Jahani is known as a visionary and strategic financial technologist. He is adept with disruptive technologies, and carries over 20 years of experience in senior technology roles. A proactive cost optimizer, Saro has an in-depth knowledge of risk management as well as business process re-engineering. Among his areas of expertise, Saro is adept at financial technologies and ASP, equities trading, capital markets, high performance computing, and mission critical operations. He is an experienced practitioner of US Critical Infrastructure standards for data center operations, ITIL and Enterprise Risk Management. He has been an early adopter of cryptocurrencies and is passionate about blockchain technologies.

Harshad Pitkar – Former PwC Partner in New York, joined as a Corporate Adviser. Mr. Pitkar is a seasoned leader with extensive experience in helping global financial institutions define, identify and implement solutions to further strengthen their risk and regulatory functions. Prior to founding RegEdge, Harshad spent several years working for Big 4 consulting firms, most recently as a Partner in PWC's risk and regulatory practice. Prior to consulting, Harshad worked at a large high frequency trading firm across front office, middle office and back office functions. As a newly inducted member of the adviser team, Harshad brings to the table his vast network of relationships, a unique mix of deep / hands-on subject matter knowledge and extensive insights pertaining to peer practices and emerging trends.

Sachin Jaitley – Sachin Jaitley is the founding partner of Tessera Venture Partners, a venture fund for innovative blockchain and AI companies, a co-founder of FlexEngage, and is on the Board of Dream Payments, and Gift Jeenie. In his previous roles, he was with Datalogix (part of Oracle), leading development and sales, and the vice-president of The Neat Company. Before this, he was with Nokia as Controller, overseeing the financial planning for $1 billion in North American sales. Earlier, he has worked for Brewer, Attorneys and Counselors, and General Electric.
Visit the link to find more - https://www.youtube.com/watch?v=mL7hZz4tGqw

The Team

Pramod Attarde, CEO at CAR INC – Pramod has over 21 years of business experience in Technology Consulting. He has worked with multiple leading organizations including KPMG, United Nations, Federal Reserve, Forex Capital, and more. Additionally, he is the co-founder for Listings of India, Sunrise Glamour, Business Baba, and Shreyan Advisory Corporation. He holds a B.E. in Electronics. Pramod is part of Philanthropic Foundation which supports tribal areas in India and serves to orphans and blind children as well. In his free time, he loves to play table tennis.
Visit the link to find more - https://www.youtube.com/watch?v=oa9nalMllME

Bhushan Bhangale, Global Head of Strategy & Business at CAR INC– Executive Director at BNP Paribas joined CAR INC as a Corporate Adviser. Bhushan has strong capital market, data science and Business Intelligence experience. He holds an MBA Finance and is Chartered Financial Analyst (CFA).

Maninderjit (Rippy) Sethi, Chief Business Developer Officer at CAR INC: Rippy has over 25 years of experience in Media, Marketing, and Real Estate. He has accomplished Business leadership with an entrepreneurial mindset. He has specialized promoting blockchain technology-based projects, defining and developing new markets, designing and implementing business strategies, plans and procedures, forming and cultivating mutually beneficial business alliances and partnerships.

Medha Deshpande Chief Technology Officer at CAR INC: Medha has 14 years of experience in Microsoft.NET Technologies. She has previously worked with Infosys, where she was a part of core development team for Windows, Web, Mobile applications and Biztalk server applications. She has successfully managed onsite as well as offshore projects and has been a part of all SDLC life stages of projects. Her domains include US healthcare, Workability, US Pharmacy, Automobiles, Retail, Japanese Education system, and more. She has worked for clients including Aetna, Anthem, Pfizer, Nagasaki, BMW, TUV, and Tesco. She holds a Bachelor's degree in Industrial Electronics. Apart from work, she loves reading, writing and actively being involved in arranging social events for welfare of women in her locality. At CAR INC, Medha is working as the Project Manager for technical team.

Conclusion

CAR INC is a company existing to guide investors in offsetting high-risk propositions and allowing them to make smarter investment decisions by providing comprehensive information based on elaborate and detailed criteria on listed token issuers. Investors will have the ability to have intricate analysis of crypto assets, whereby saving time and minimizing financial risk. There is an enormous interest in crypto assets, and CAR INC plans to become a major player in the crypto rating industry.

Disclaimers

PROSPECTIVE INVESTORS SHOULD READ IN DETAIL THE COMPANY WHITE PAPER, OFFERING MEMORANDUM AND OTHER RELEVANT DOCUMENTS ("OFFER DOCUMENTS") AND SEEK INDEPENDENT LEGAL AND FINANCIAL ADVICE, OR INDEPENDENTLY RESEARCH AND VERIFY ANY INFORMATION THAT THEY FIND ON THE COMPANY WEBSITE OR IN THE OFFER DOCUMENTS FOR THE PURPOSE OF MAKING AN INVESTMENT DECISION OR OTHERWISE. THE WEBSITE OR THE OFFER DOCUMENTS DO NOT CONTAIN ANY LEGAL OR FINANCIAL ADVICE AND POTENTIAL INVESTORS SHOULD REFER TO THE APPLICABLE PROVISIONS OF THE SECURITIES LEGISLATION IN THEIR RESPECTIVE JURISDICTION FOR THE PURPOSE OF THE INVESTMENT OR CONSULT WITH A LEGAL AND FINANCIAL ADVISOR.

PROSPECTIVE INVESTORS SHOULD READ THE COMPANY OFFER DOCUMENTS CAREFULLY BEFORE INVESTING IN TOKENS AND SHOULD BE AWARE THAT INVESTMENT IN COMPANY INVOLVES A HIGH DEGREE OF RISK. PEASE READ THE SECTIONS IN THE OFFER DOCUMENTS ENTITLED "RISK FACTORS", "NOTICE TO

INVESTORS" AND "TRANSFER RESTRICTIONS" FOR A DISCUSSION OF RISKS AND OTHER FACTORS WHICH SHOULD BE CONSIDERED PRIOR TO ANY INVESTMENT IN COMPANY.

THE TOKENS ARE BEING OFFERED ONLY IN THOSE JURISDICTIONS WHERE THEY MAY BE LAWFULLY PERMITTED TO BE OFFERED FOR SALE AND THEREIN ONLY TO THOSE PERSONS TO WHOM THEY MAY BE LAWFULLY OFFERED FOR SALE. PROSPECTIVE INVESTORS SHOULD INFORM THEMSELVES AS TO THE LEGAL REQUIREMENTS AND TAX CONSEQUENCES WITHIN THE COUNTRIES OF THEIR CITIZENSHIP, RESIDENCE, DOMICILE, AND PLACE OF BUSINESS WITH RESPECT TO THE ACQUISITION, HOLDING, OR DISPOSAL OF TOKENS, AND ANY FOREIGN EXCHANGE RESTRICTIONS THAT MAY BE RELEVANT THERE TO THE DISTRIBUTION OF OFFER DOCUMENTS, AND THE OFFER AND SALE OF TOKENS IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. THIS OFFER BY COMPANY DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY IN ANY COUTRY, STATE OR JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION IN SUCH COUNTRY, STATE OR JURISDICTION, ESPECIALLY IN CHINA, SOUTH KOREA, MACAU, RUSSIA AND DUBAI.

THE OFFER OF TOKENS IN THE UNITED STATES IS BEING MADE PURSUANT TO RULE 506(C) OF REGULATION D OF THE SECURITIES ACT AND PARTICIPATION IN THE OFFERING IS LIMITED TO (I) INSIDE THE UNITED STATES TO UP TO 99 "ACCREDITED INVESTORS" (AS DEFINED UNDER THE SECURITIES ACT, RULE 506 OF REGULATION D) CONSIDERED "A SAFE HARBOR" FOR THE PRIVATE OFFERING EXEMPTION OF SECTION 4(A)(2) OF THE SECURITIES ACT OF 1933 AS AMENDED AND (II) NON-U.S.
PERSONS (AS DEFINED IN SECTION 902 OF REGULATION SUNDER THE SECURITIES ACT) IN AN OFFSHORE TRANSACTION IN RELIANCE ON REGULATION S OF THE SECURITIES ACT OF 1933.

COMPANY INTENDS TO RELY ON AN EXEMPTION FROM THE PROVISIONS OF THE INVESTMENT COMPANY ACT, IN RELIANCE UPON SECTION 3(C)(1) OF THE INVESTMENT COMPANY ACT, WHICH EXCLUDES FROM THE DEFINITION OF "INVESTMENT COMPANY" ANY ISSUER WHOSE OUTSTANDING SECURITIES ARE BENEFICIALLY OWNED BY NOT MORE THAN 100 U.S. PERSONS AND WHO MEET THE OTHER CONDITIONS CONTAINED THEREIN. EACH INVESTORS'S SUBSCRIPTION DOCUMENTS WILL CONTAIN REPRESENTATIONS AND RESTRICTIONS ON TRANSFER DESIGNED TO ENSURE THAT THE RELEVANT CONDITIONS ARE MET.

PROSPECTIVE INVESTORS SHOULD MAKE THEIR OWN INVESTIGATIONS AND EVALUATIONS OF COMPANY, INCLUDING THE MERITS AND RISKS INVOLVED IN AN INVESTMENT IN VOMPANY.

THE COMPANY TOKENS HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT, OR ANY EUROPEAN UNION OR UNITED STATES STATE BLUE SKY SECURITIES LAWS, OR THE LAWS OF ANY OTHER JURISDICTION. THE COMPANY TOKENS WILL BE OFFERED AND SOLD UNDER EXEMPTIONS UNDER THE LAWS OF THE JURISDICTIONS WHERE THE OFFERING WILL BE MADE. CONSEQUENTLY, INVESTORS WILL NOT BE AFFORDED THE PROTECTIONS OF THESE ACTS.

A PROSPECTIVE INVESTOR SHOULD THOROUGHLY REVIEW THE INFORMATION CONTAINED HEREIN, AND THE TERMS CONTAINED IN THIS OFFERING MEMORANDUM, AND CAREFULLY CONSIDER WHETHER AN INVESTMENT IN THE COMPANY TOKENS IS SUITABLE TO THE INVESTOR’S FINANCIAL SITUATION AND GOALS.

NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, IS MADE BY THE COMPANY AS TO THE REASONABLENESS OR ACCURACY OF THE PROJECTIONS OR ESTIMATES OR MILESTONES AND, AS A RESULT, SUCH PROJECTIONS, ESTIMATES, AND MILESTONES SHOULD BE VIEWED SOLELY AS AN ORDERLY REPRESENTATION OF ESTIMATED RESULTS IF UNDERLYING ASSUMPTIONS ARE REALIZED. INVESTORS SHOULD SUBJECT THE PROJECTIONS, ESTIMATES, AND MILESTONES TO REVIEW BY THEIR OWN PROFESSIONAL ADVISERS. PROSPECTIVE INVESTORS SHOULD BEAR IN MIND THAT PAST PERFORMANCE, IF ANY, IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS, AND THERE CAN BE NO ASSURANCE THAT THE COMPANY WILL ACHIEVE COMPARABLE RESULTS.

PROSPECTIVE INVESTORS SHOULD MAKE THEIR OWN INVESTIGATIONS AND EVALUATIONS OF THE COMPANY, INCLUDING THE MERITS AND RISKS INVOLVED IN AN INVESTMENT THEREIN. PRIOR TO ANY INVESTMENT, THE COMPANY WILL GIVE INVESTORS THE OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS AND ADDITIONAL INFORMATION FROM IT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND OTHER RELEVANT MATTERS TO THE EXTENT THE COMPANY POSSESSES THE SAME OR CAN ACQUIRE IT WITHOUT UNREASONABLE EFFORT OR EXPENSE.